AB
3/13

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

UNITED
SECURITIES AND E
Washington, D.C. 20549

08030333

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SEC FILE NUMBER
8- 65604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15165 Ventura Boulevard, Suite 330
(No. and Street)

Sherman Oaks,	California	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Flesche 818-907-1505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles,	CA	90027-1442
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

CFO
Title

[signature]
Notary Public

JOSHUA B. GERSON
COMM. # 1776912
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2008, by Paul Eric Flesche, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOSHUA B. GERSON
COMM. # 1776912
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 27, 2011

(Seal) Signature [signature]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

GLENDALE SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Glendale Securities, Inc.
Glendale, California

I have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 9 includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2008

GLENDALE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash		$ 176,692
Clearing broker deposit		230,168
Commissions receivable		91,237
Other receivable		14,825
Inventory position		248,141
Prepaid expenses		28,745
Rental deposit		12,376
TOTAL ASSETS		$ 802,184

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses		$ 8,757
Accrued income taxes		66,342
Trading payable		139,481
Commissions payable		51,508
Management fee payable		86,016
Sublease prepayment		2,975
TOTAL LIABILITIES		355,079
STOCKHOLDERS' EQUITY		
Common stock ($1 par value, 100,000 shares authorized, 100,000 shares issued and outstanding)	$ 100,005	
Paid-in capital	10,000	
Retained earnings	337,100	447,105
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 802,184

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions income	$	1,033,119
Broker fees		404,633
Trading income - realized		230,937
Trading income - unrealized		117,825
Rebates		235,429
Sublease income		37,538
Mutual fund income		21,429
Interest income		4,206
Other income		40,957
TOTAL REVENUES		2,126,073
DIRECT COSTS		
Broker expenses and payout		1,094,695
Access charges		224,152
Ticket charges		101,106
Order flow		8,710
Computer fees		5,822
Referral fees		4,539
TOTAL DIRECT COSTS		1,439,024
GROSS PROFITS		687,049
OPERATING EXPENSES - see page 8		458,012
INCOME BEFORE TAX PROVISION		229,037
INCOME TAX PROVISION		84,891
NET INCOME	$	144,146

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Stock Shares	Common Stock	Contributed Capital	Earnings (Deficit)	Total
December 31, 2006	100,000	$ 100,005	$ 10,000	$ 192,954	$ 302,959
Capital stock					0
Net Income				144,146	144,146
December 31, 2007	100,000	$ 100,005	$ 10,000	$ 337,100	$ 447,105

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income	$	144,146
Changes in operating assets and liabilities:		
Accounts receivable		9,193
Other receivable		5,402
Clearing broker deposit		(122,057)
Prepaid expenses		(23,687)
Rental deposit		5,950
Accrued expenses		(18,236)
Accrued taxes		70,929
Commissions payable		(2,898)
Trading payable		139,481
Management fee payable		86,016
Net cash provided in operating activities		294,239
Cash Flows from Investing Activities:		
Investment in securities		(205,416)
Cash Flows for Investing Activities		(205,416)
Cash Flows for Financing Activities:		0
Net increase in cash		88,823
Cash at beginning of year		87,869
Cash at end of year	$	176,692

SUPPLEMENTAL INFORMATION

Interest paid	$	4,128
Income taxes paid	$	14,851

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

Glendale Securities, Inc., (the "Company") was incorporated in the State of California on August 19, 2002 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On January 9, 2003, the Company became registered as a broker-dealer with FINRA. The Company is primarily engaged in general securities trading of domestic and international equities. The Company has one location in Southern California.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Investments - Investments in securities are valued at market.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($100,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company's fiscal year ends December 31, 2007. The Company will file an income tax return on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 64,596
State	20,295
	$ 84,891

NOTE 5 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 6 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 7 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

GLENDALE SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2007

OPERATING EXPENSES

Interest expense	$	4,128
Insurance		10,568
Management fees		139,097
Office supplies		6,407
Payroll expenses		120,580
Postage		6,065
Professional expenses		9,420
Regulatory consulting		33,936
Regulatory fees		7,407
Rent		72,531
Telephone		14,057
Travel and entertainment		11,274
All other		22,542
TOTAL OPERATING EXPENSES	$	458,012

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 447,105
Non allowable assets		
Other receivable	$ 14,825	
Rental deposit and prepaid expenses	41,121	(55,946)
Haircuts		(53,730)
NET CAPITAL		$ 337,429
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$ 23,672
Minimum dollar net capital required		$ 100,000
Net Capital required (greater of above amounts)		$ 100,000
EXCESS CAPITAL		$ 237,429
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 301,921
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income		$ 355,079
Percentage of aggregate indebtedness to net capital		105%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 352,260
VARIANCE -	
Minor audit adjustments	169
Accounts payable - increase	(15,000)
NET CAPITAL PER AUDITED REPORT	$ 337,429

See Accompanying Notes to Financial Statements

PART II

GLENDALE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Glendale Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Glendale Securities, Inc. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Glendale Securities, Inc.

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2008

END